

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

December 17, 2019

Adam U. Shaikh
Assistant General Counsel
Principal Global Investors, LLC
711 High Street
Des Moines, Iowa 50392

  Re: <u>Principal Funds, Inc., et al., File No. 812-14890</u>

Dear Mr. Shaikh:

  By Form APP-WD filed with the Securities and Exchange Commission on July 11, 2019, you requested, on behalf of applicants, that the above-referenced application, filed under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

        Sincerely,

        /s/ Trace W. Rakestraw

        Trace W. Rakestraw
        Branch Chief
        Chief Counsel's Office